September 21, 2018

Jun Xu
Chief Executive Officer and Director
360 Finance, Inc.
China Diamond Exchange Center, Building B
No. 555 Pudian Road, No. 1701 Century Avenue
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: 360 Finance, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted September 10, 2018
           CIK No. 0001741530

Dear Mr. Xu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 23, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your revisions in response to comments 1 and 4. However, it appears that understanding the material terms of your loan products, your target market and its growth prospects, and the recent changes to your business in response to recent Chinese
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360 Finance, Inc.
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         regulations are all key aspects of your offering. Accordingly, please revise your prospectus summary to disclose:

             The necessary qualifications for "prime borrowers" and support your belief that this market is "underserved."
             An overview of your loan products, such as the average or range of your credit lines, drawdowns, and terms.
             An overview of how you monetize these products, such as the types of fees or interest you charge, identifying the party that pays the fee or interest (i.e. borrower, lender, referral partner) and their relative importance to your business. The recent significant changes to your business in response to recent Chinese
             regulations which have required "considerable measures to comply with," highlighting such material changes, addressing the penalties for noncompliance, and addressing the degree to which your present operations are comparable to your historical operations in light of these apparently material changes.
Our Challenges, page 7

2. We note your revisions in response to comments 6 and 26. Please revise your fifth bullet to disclose the material ways in which your operations are not currently in compliance with regulations for the online consumer finance industry or value-added telecommunications services and the current or potential future impact on your business operations.
Conventions that Apply to this Prospectus, page 11

3. We note your disclosure on page 12 now states that the M1+ and M3+ delinquency rates exclude loans past due 180+ days unless content in the filing states otherwise. Please address the items below.
           Clarify for us whether this is an actual methodology change. If so, tell us the reason for the change.
           To supplement the graphs provided on page 92, present (preferably in tabular format)
            the M1+ and M3+ delinquency rates for all periods presented in your financial statements. Include expanded narrative to discuss material trends and their drivers.
Risk Factors
Risks Related to Our Business and Industry
The laws and regulations..., page 21

4. We note your revisions in response to comment 9. Please further revise your first bullet to disclose, as of a recent date, the proportion of loan originations where either you or your
         PRC subsidiaries guaranteed the deposits of, or provided guarantees or other credit enhancements services to, your institutional funding partners without the relevant guarantee license.
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Dilution, page 75

5. We note your revisions in response to comment 12. However, the last paragraph on page
         76 appears to contradict the revised disclosure in your footnote to these two tables. Please revise or explain this apparent discrepancy.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Specific Factors Affecting Our Results of Operations, page 91

6. We note your response to comment 13. To provide more clarity for investors regarding initial utilization compared with ongoing active usage, please address the items below.
           Tell us the overall utilization rate for the periods presented. If there is a material difference between the first year utilization rate and the overall utilization rate, revise your disclosure to present both and address the differences.
           Tell us whether you consider other metrics such as average number of monthly active users or accumulated active borrowers. If so, revise your disclosures to discuss and quantify such metrics or explain to us why you feel that they would not be meaningful to investors.
Business
Our Transaction Process, page 133

7. We note your response to comment 16 and your revised disclosure on page 134 stating that you do not consider referrals as a main source of income. However, given that revenue from referring borrowers appears to have constituted more than 10% of your total net revenues for the periods presented, please present this amount as a separate line item on the face of your Combined and Consolidated Statements of Operations. See Rule 5-03
         of Regulation S-X.
Description of American Depositary Shares
Governing Law, page 190

8. We note your revisions in response to comment 29 that the deposit agreement includes both mandatory arbitration and exclusive forum provisions. Please indicate whether these provisions impact the ability of ADS holders to pursue claims under US federal securities laws. We further note that your contractual arrangements with your VIEs provide for the resolution of disputes through arbitration in China. Please revise your disclosures on page 43 to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the
         US federal securities laws and do not prevent shareholders of the company from pursuing claims under the US federal securities laws.
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Notes to the Combined and Consolidated Financial Statements...
2. Summary of Significant Accounting Policies, page F-14

9. We note your response to comment 34. Please revise your disclosures to include your accounting policy for the borrower referral program, including the amounts of cash rewards for the periods presented.
Multiple element revenue recognition, page F-18

10. We note in your disclosures on page F-17 that your services mainly consist of (1)
         performing credit assessment and matching and (2) providing repayment processing. We further note that, on page F-18, you consider loan facilitation services and post-origination services as a multiple deliverable revenue arrangement. Your disclosures go on to state that, when applicable, you first allocate fees collected to guarantee liabilities, then to the two previously mentioned deliverables. Please address the items below.
           Clarify the timing for your recognition of loan facilitation services; i.e., given that you receive fees on a monthly basis over the life of a loan, describe how you determine when the four criteria identified on page F-17 are met for loan facilitation services, which are presumably completed up-front.
           Clarify whether you consider the guarantee to be a deliverable when it is present. If so, revise your disclosures to state this.
           If you do not consider the guarantee to be a deliverable, explain how you reached your conclusion.
Notes to the Unaudited Condensed Combined and Consolidated for the Six Months Ended June
30, 2017 and 2018
2. Summary of Significant Accounting Policies
Consolidated Trusts, page F-46

11. We note your response to comment 33. Please revise your disclosure on page F-46 to include the amounts of repurchases for loans facilitated under the consolidated trust for the periods presented or disclose that they are immaterial.
Guarantee Liabilities, page F-48

12. We note your response to comment 21 and related revised disclosure regarding guarantees for funding partners. Please address the items below.
           Provide us with a set of sample journal entries for back-to-back guarantees from inception to release, including an example where a partial or full recovery of defaulted money is made and one in which there is no recovery.
           For comparative purposes, also provide a set of sample journal entries for a transaction in which you have provided a security deposit.
           Tell us if all non-back-to-back guarantees require a security deposit. If not, provide us with a sample set of journal entries for a transaction in which a guarantee is provided
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          but no security deposit is required.
       You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Cara Lubit, Staff
Accountant, at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-
3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                           Sincerely,
FirstName LastNameJun Xu
                                                           Division of
Corporation Finance
Comapany Name360 Finance, Inc.
                                                           Office of Financial
Services
September 21, 2018 Page 5
cc:       Will H. Cai, Esq.
FirstName LastName